UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

Ad hoc notification of Deutsche Telekom AG

Deutsche Telekom continues positive trend in second quarter

—	Group revenue increases by 5.7 percent in year-on-year to EUR 27.2 billion in the first half-year.
—	Net income up by EUR 5.0 billion to EUR 1.1 billion.
—	Adjusted EBITDA increases by 17 percent to EUR 9.1 billion
—	Free cash flow before dividend improved from EUR 2.8 billion to EUR 4.0 billion, and after dividend by EUR 2.7 billion to EUR 3.9 billion
—	Net debt reduced by EUR 11.3 billion to EUR 53.0 billion compared with EUR 64.3 billion as of September 30, 2002.
—	The Board of Management aims to reinstate dividend payments for the 2004 financial year.

Overview of selected key figures

millions of euros	Q2 2003	Q2 2002	Change in %
Total revenue	13,593	12,984	4.7
Net income/(loss)	256	(2,083)	n.a.
EBITDA	4,710	3,777	24.7
EBITDA adjusted for special factors	4,598	3,975	15.7

millions of euros	H1 2003	H1 2002	Change in %	FY 2002
Total revenue	27,211	25,754	5.7	53,689
Net income/(loss)	1,109	(3,891)	n./a.	(24,587)
EBITDA	9,614	7,559	27.2	16,116
EBITDA adjusted for special factors	9,074	7,757	17.0	16,314
Free cash flow after dividend	3,912	1,260	210.5	3,256
Net debt (balance sheet date)	53,009	64,529	(17.9)	61,106

The revenue of the Deutsche Telekom Group increased by 5.7 percent, EUR 1.5 billion, compared with the same period last year to EUR 27.2 billion in the first half of 2003. The T-Mobile and T-Online divisions were the major contributors to revenue growth in the second quarter and the first half of 2003. Group revenue increased by 4.7 percent year-on-year to EUR 13.6 billion in the second quarter of 2003. The impact of the deconsolidation of the cable business, sold effective March 1, 2003, and the strength of the euro – against the U.S. dollar and the pound sterling in particular – which has the effect of reducing revenue figures when translated, should be taken into consideration.

Net income improved by EUR 5 billion year-on-year from approximately EUR –3.9 billion in the first half of 2002 to a positive EUR 1.1 billion, mainly as a consequence of favorable tax effects, recorded especially in the first quarter, as well as the improvement in results from ordinary business activities. Adjusted for the relevant special effects, in particular as a result of sales of interests, the adjustment of pension accruals, write-downs and tax effects, net income for the first half of 2003 amounted to EUR 275 million, as compared with a net loss of approximately EUR 3.1 billion in the same period last year.

Group EBITDA improved by 27.2 percent in the first half of 2003 to EUR 9.6 billion, compared with EUR 7.6 billion in the same period last year. Special factors amounting to a net total of around EUR 0.1 billion had a positive effect on EBITDA in the second quarter. These special factors were primarily a result of the income from the sale of financial assets (principally from T-Mobile's disposal of interests in MTS). This was offset by expenses from higher additions to pension accruals occasioned by changes in discount rates (additional minimum liability, AML), particularly at T-Com. Adjusted for the special factors listed above, and special influences from the first quarter of 2003, which amounted to EUR 0.4 billion (relating in particular to the sale of the remaining cable activities and Telecash), adjusted EBITDA improved year-on-year by 17 percent to EUR 9.1 billion. The adjusted EBITDA margin improved considerably from 30.1 percent to 33.3 percent at the same time. Group EBITDA in the second quarter of 2003 increased by almost 25 percent year-on-year to EUR 4.7 billion; adjusted for special influences, it increased by almost 16 percent to EUR 4.6 billion. Adjusted EBITDA also increased by approximately 2.7 percent compared with the first quarter of 2003 (EUR 4.5 billion).

Free cash flow before dividend amounted to EUR 4.0 billion in the first half of 2003, slightly more than 40 percent higher than in the first half of 2002 (EUR 2.8 billion). After dividend, free cash flow amounted to EUR 3.9 billion, compared with EUR 1.3 in the same period last year. Net debt decreased by around EUR 8.1 billion since December 31, 2002 to EUR 53.0 billion at June 30, 2003. With just half the year gone, therefore, the debt reduction target for the end of 2003 has almost been achieved.

Compared with EUR 64.3 billion at September 30, 2002, net debt has decreased by EUR 11.3 billion.

The Board of Management aims to reinstate the dividend for the 2004 financial year, payable in 2005.

In addition to the results prepared in accordance with German GAAP provided throughout this press release, Deutsche Telekom has presented non-GAAP financial measures, such as EBITDA, EBITDA adjusted, net debt and free cash flow. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP. To interpret these non-GAAP financial measures, please refer to the "Reconciliation to pro forma figures". To view these and other reconciliations visit our 'Investor Relations' link under www.telekom.de.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements.

Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's report filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: August 14, 2003